UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2022

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated November 16, 2022 titled “Arcos Dorados Reports Third Quarter 2022 Financial Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: November 16, 2022

Item 1

ARCO

3Q 2022

Results

November 16, 2022

ARCO

LISTED

NYSE

Drive Thru
McDonald's
PEDÍ
Y RETIRÁ
Pedí, nosotros te lo llevamos
Ofertas Especiales
McCafé

FOR IMMEDIATE RELEASE

ARCOS DORADOS REPORTS THIRD QUARTER 2022 FINANCIAL RESULTS

•	Systemwide comparable sales¹ grew 34.2% year-over-year, boosted by higher guest traffic and market share gains across the region

•	Digital channels (Delivery, Mobile App and Self-order Kiosks) contributed 42% of systemwide sales[1] and set a new Digital sales record in US dollars, with strong growth in all channels

•	Consolidated Adj. EBITDA¹ of $103.0 million, up 15.0% in US dollars and 27% in constant currency

•	Net Income¹ reached $47.7 million, or $0.23 per share, almost double the prior year result

Montevideo, Uruguay, November 16, 2022 – Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America’s largest restaurant chain and the world’s largest independent McDonald’s franchisee, today reported unaudited financial results for the three and nine months ended September 30, 2022.

Third Quarter 2022 Highlights – Excluding Venezuela

•	Systemwide comparable sales grew 34.2% versus the prior year quarter, twice the period’s blended inflation rate, driven by higher guest traffic and market share gains in all divisions.

•	Consolidated revenue totaled $916.3 million, rising 26.7% in US dollars and 38.9% in constant currency.

•	Digital channels contributed 42% of systemwide sales, totaling nearly $500 million in the quarter.

•	Consolidated Adjusted EBITDA of $103.0 million rose 15.0% in US dollars versus the prior year result, and 27.0% in constant currency.

•	Consolidated Adjusted EBITDA margin reached 11.2% in the quarter, with strong profitability in all geographic divisions.

•	Net income per share was $0.23, almost double the net income per share of $0.12 in the prior year quarter.

•	Net Debt to Adj. EBITDA leverage ratio improved to 1.0x at the end of the third quarter of 2022.

•	Gross restaurant openings reached 15 new units in the quarter, including 14 freestanding units, of which 9 freestanding restaurants were opened in Brazil.

¹Excluding the results of the Venezuelan operation except Balance Sheet and Debt Ratio information

Note: For definitions, please refer to page 17 of this document.

2

Message from Marcelo Rabach, Chief Executive Officer

The McDonald’s Brand is as strong as it has ever been in Latin America and the Caribbean. I firmly believe the key to the successful repositioning of the Brand over the last few years has been the execution of our strategy. This starts at the restaurant level. By consistently delivering the best guest experience in our restaurants, every single day, we are now driving sustainable, long-term revenue growth. This generates opportunities to capture operational efficiencies and dilute fixed costs to enhance profitability. Prudent capital structure management and data-driven investment decisions complete the picture of profitable growth we are delivering, all the way down to the bottom line.

Unlike the special sauce in the Big Mac, there is no secret to this growth recipe. However, achieving it requires an incredible amount of work, discipline and dedication from everyone involved. So, I would like to congratulate and thank all our employees, suppliers and franchisees for their contributions to our shared success in Latin America and the Caribbean.

Although execution at the restaurant level is what makes it all a reality, there are many other factors driving these historic results. Guest excitement and strong Brand metrics, effective cost control without sacrificing quality, food safety or product availability and historically high returns on investment with a robust pipeline to support future unit growth are all contributing to these results. We have also been recognized for offering a Great Place to Work®, as evidenced by our 8th place ranking in Brazil (among 150 large companies) and 1st place ranking in Ecuador as a Great Place to Work® for women, to name a few. And our Recipe for the Future ESG platform is making a positive impact on the communities we serve while building brand trust with our employees, guests, local governments and other stakeholders throughout the region.

When 2022 began, we estimated unit growth potential of about one thousand additional McDonald’s locations over the next ten years in our footprint. With higher sales per restaurant and above average returns on investment from recent openings, I believe our estimate was conservative. The pipeline for the next few years is now in view and we see an opportunity to accelerate unit growth even further.

We operate the region’s largest freestanding restaurant portfolio, which is a structural competitive advantage that maximizes the potential of the Three D’s strategy. The omnichannel approach to building our Digital platform is enhancing guest engagement with new and improved capabilities offering optionality and ease of use. Consistent execution has allowed McDelivery to consolidate its position as the favorite Delivery service in the QSR industry. Finally, Drive-thru remains very sticky even as the front counter and other on-premise channels normalize. Guests are coming back because we have done the heavy lifting necessary to ensure we stay true to our mission to “make delicious, feel-good moments easy for everyone.”

Looking ahead, there are still many opportunities in each market to improve performance and continue generating shareholder value. We fully intend to capture them.

3

Consolidated

Results

Consolidated

Figure 1. AD Holdings Inc Consolidated: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	2,263				2,297

Sales by Company-operated Restaurants	694.1	(86.8)	271.6	2.6	881.6	27.0%
Revenues from franchised restaurants	31.8	(19.1)	10.0	17.5	40.1	26.3%
Total Revenues	725.8	(105.9)	281.7	20.1	921.7	27.0%

Adjusted EBITDA	89.3	(10.8)	24.2	(0.1)	102.6	15.0%
Adjusted EBITDA Margin	12.3%				11.1%	-1.2%
Net income (loss) attributable to AD	24.7	(16.1)	38.6	(0.3)	46.9	89.7%
No. of shares outstanding (thousands)	210,478				210,595
EPS (US$/Share)	0.12				0.22

(3Q22 = 3Q21 + Currency Translation Excl. Venezuela + Constant Currency Growth Excl. Venezuela + Venezuela). Refer to “Definitions” section for further detail.

Arcos Dorados’ consolidated results may continue to be impacted by Venezuela’s macroeconomic volatility, including the ongoing hyperinflationary environment, which has historically led the Company to record significant non-cash accounting charges to operations in this market. As such, the discussion of the Company’s operating performance continues to be focused on consolidated results that exclude Venezuela both at the Consolidated level as well as for the South Latin American Division.

Third quarter net income attributable to the Company totaled $46.9 million, compared to net income of $24.7 million in the same period of 2021. Arcos Dorados’ recorded earnings of $0.22 per share in the third quarter of 2022 compared to $0.12 per share in the corresponding 2021 period. Total weighted average shares for the third quarter of 2022 amounted to 210,594,545 compared to 210,478,322 in the prior year’s quarter.

5

Consolidated – excluding Venezuela

Figure 2. AD Holdings Inc Consolidated – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	2,161			2,197

Sales by Company-operated Restaurants	691.9	(86.8)	271.6	876.8	26.7%	39.3%
Revenues from franchised restaurants	31.5	(1.9)	10.0	39.5	25.7%	31.8%
Total Revenues	723.4	(88.7)	281.7	916.3	26.7%	38.9%
Systemwide Comparable Sales						34.2%
Adjusted EBITDA	89.6	(10.8)	24.2	103.0	15.0%	27.0%
Adjusted EBITDA Margin	12.4%			11.2%	-1.1%
Net income (loss) attributable to AD	25.2	(16.1)	38.6	47.7	89.3%	153.3%
No. of shares outstanding (thousands)	210,478			210,595
EPS (US$/Share)	0.12			0.23

Total revenues reached $916.3 million, with strong growth in US dollars and constant currency, thanks to broad-based increases in both guest traffic and market share. Systemwide comparable sales grew 34.2%, or about two times blended inflation, including 2.5x in Brazil and 2.6x in NOLAD.

Digital channels generated 42% of systemwide sales in the quarter, growing 47% versus the prior year, and setting a new quarterly sales record of almost $500 million. As of the end of September, the Company’s Mobile App had reached over 79 million accumulated downloads, consolidating its undisputed leadership position in the region. This important marketing and communication tool has added a growing number of functionalities and leveraged guest data that produced a 67% increase in the number of identified sales versus the same period last year. It is also helping drive an increase in the average revenue per user, which is a testament to the Company’s successful strategy to increase visit frequency by offering the industry’s most robust Digital experience.

The structural shift to higher sales in off-premise sales channels, even as on-premise channels continue normalizing, was evident in the quarter’s results. Arcos Dorados’ Delivery sales grew strongly, rising 34% in constant currency versus the prior year period, despite signs that industrywide Delivery sales are relatively flat in the region. Drive-thru sales growth has moderated as on-premise channels normalize, but still grew 11% and represented 28% of systemwide sales in the quarter.

Front counter and McCafé generated the strongest sales growth among on-premise sales channels, up 41% and 62% in constant currency versus the prior year quarter, respectively. The strong rebound of on-premise channels proves the McDonald’s Brand remains culturally relevant and aspirational to guests who continue to enjoy the full restaurant experience.

6

Adjusted EBITDA – Excluding Venezuela ($million)

Breakdown of main variations contributing to 3Q22 Adjusted EBITDA

Consolidated Adjusted EBITDA excluding Venezuela reached $103.0 million, growing 15.0% in US dollars and 27.0% in constant currency over the prior year quarter, with continued strong contributions from all divisions.

Strong sales growth across all divisions generated fixed expense leverage, lowering Occupancy & Other Operating expenses as a percentage of revenue. In line with previous Company comments, margin pressure stemmed partly from Food & Paper costs (F&P) given the cumulative effects of the high input cost environment in the quarter. Payroll & Employee Benefits rose as a percentage of revenue since the prior year result included the benefit of COVID-related government support programs, which were discontinued in 2022. Excluding these programs from last year’s results, Payroll & Employee Benefits declined as a percentage of revenue compared with the prior year. Finally, the effective Royalty rate in the quarter rose due to the final step-up in the Royalty rate from the Company’s Master Franchise Agreement with McDonald’s Corporation, which became effective as of August 3, 2022.

General & Administrative (G&A) expenses included in the Company’s Adjusted EBITDA remained approximately flat as a percentage of revenue compared with the prior year period.

Notable items in the Adjusted EBITDA reconciliation

Included in Adjusted EBITDA: Other operating income / (expense) included a $6.5 million net tax credit in Brazil in the third quarter of 2021.

Excluded from Adjusted EBITDA: Reorganization and optimization expenses of $7.2 million within G&A were excluded from the third quarter of 2021.

7

Non-operating Results – Excluding Venezuela

Arcos Dorados’ non-operating results for the third quarter included a non-cash $1.5 million gain in foreign currency exchange results. Additionally, the Company recorded a non-cash $7.6 million gain from derivative instruments in the third quarter.

Net interest expense totaled $3.2 million in the quarter. The Company recorded an income tax expense of $32.6 million in the third quarter, compared to an income tax benefit of $1.4 million in the prior-year period.

Third quarter net income attributable to the Company totaled $47.7 million, compared to net income of $25.2 million in the prior-year period. Earnings per share were $0.23 in the third quarter of 2022, almost double the $0.12 per share generated in the prior year quarter.

8

Divisional

Results

Brazil Division

Figure 3. Brazil Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	1,052			1,077

Total Revenues	275.2	(1.1)	78.6	352.8	28.2%	28.6%
Systemwide Comparable Sales						21.8%
Adjusted EBITDA	52.2	(0.4)	10.6	62.4	19.5%	20.3%
Adjusted EBITDA Margin	19.0%			17.7%	-1.3%

As reported revenue reached $352.8 million, increasing 28.2% year-over-year. Systemwide comparable sales rose 21.8% versus the prior year, or 2.5x inflation in the period.

Digital channels generated 52% of systemwide sales in Brazil, boosted by a 29% constant currency increase in Delivery sales versus the prior year quarter. These results were achieved against a backdrop of declining Delivery sales in the country’s QSR industry, demonstrating the strength of the Company’s unmatched restaurant footprint to consolidate its market leadership in this new consumption occasion.

Third quarter marketing activities focused on programs and investments designed to reinforce the Brand’s core strengths. For example, the Company partnered with one of Brazil’s hottest pop artists, Thiaguinho, for the latest installment of its successful “Famous Orders” campaign. To drive further digital adoption, the Company also invested in a 360-degree campaign to promote the Mobile Order and Pay feature of its Mobile App. This omnichannel approach to its Digital strategy is generating positive sales momentum and strengthening brand perception in this growing channel.

The Company also ran its most successful McDía Feliz (McHappy Day) ever, receiving record contributions from guests’ purchases of the Big Mac. Proceeds from those sales were donated to charities focused on two pillars of the Company’s Recipe for the Future, Youth Employment and Commitment to Families, including the Instituto Ayrton Senna.

As reported Adjusted EBITDA in the division reached $62.4 million in the quarter, with operational leverage driving improvements in all operating costs and expenses. This more than off-set the final step-up in the Company’s royalty rate versus the prior year. Excluding the net tax credit from the prior year’s result, Brazil’s Adjusted EBITDA margin in the third quarter rose 110 basis points year-over-year.

10

North Latin American Division (NOLAD)

Figure 4. NOLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	626			631

Total Revenues	204.7	(7.8)	36.0	232.9	13.8%	17.6%
Systemwide Comparable Sales						18.3%
Adjusted EBITDA	22.3	(1.2)	1.7	22.7	2.1%	7.6%
Adjusted EBITDA Margin	10.9%			9.8%	-1.1%

As reported revenues were $232.9 million, up 13.8% in US dollars versus the prior year quarter. Systemwide comparable sales rose 18.3%, about 2.6x the division’s blended inflation. Mexico, Costa Rica and the French West Indies markets continued to deliver the strongest comparable sales growth. The Company’s sales and profitability were negatively impacted by the effects of Hurricane Fiona, which temporarily disrupted operations in Puerto Rico in September.

Marketing activities in NOLAD featured menu innovations such as the introduction of the “Ultra-Hyper-Mega Tasty” campaign that leverages the Signature Beef and McCrispy Chicken platforms in Mexico. Costa Rica became the first market in the Arcos Dorados footprint to launch Best Burger. This ambitious, global project provides an enhanced flavor profile and improved quality perception among guests, which is showing strong preliminary results.

Digital sales in NOLAD grew approximately 200% versus the prior year quarter, aided by the continuous improvements in each market’s Mobile App functionality, including Mobile Order and Pay, as well as greater marketing investments to promote the Digital platform.

As reported Adjusted EBITDA reached $22.7 million in the third quarter compared with $22.3 million in the prior year quarter, representing a year-over-year increase of 2.1%, or 7.6% on a constant currency basis. Adjusted EBITDA margin declined by 110 basis points against 2021. Higher F&P costs as a percentage of revenue as well as the final step-up in the Company’s royalty rate were partially offset by operating leverage in other expense line items.

11

South Latin American Division (SLAD)

Figure 5. SLAD Division: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation - Excl. Venezuela (b)	Constant Currency Growth - Excl. Venezuela (c)	Venezuela (d)	3Q22 (a+b+c+d)	% As Reported
Total Restaurants (Units)	585				589

Total Revenues	245.9	(79.8)	167.0	2.9	336.1	36.6%

Adjusted EBITDA	26.4	(13.3)	26.6	(0.1)	39.7	50.3%
Adjusted EBITDA Margin	10.7%				11.8%	1.1%

Figure 6. SLAD Division – Excluding Venezuela: Key Financial Results

(In millions of U.S. dollars, except as noted)

	3Q21 (a)	Currency Translation (b)	Constant Currency Growth (c)	3Q22 (a+b+c)	% As Reported	% Constant Currency
Total Restaurants (Units)	483			489

Total Revenues	243.5	(79.8)	167.0	330.7	35.8%	68.6%
Systemwide Comparable Sales						67.8%
Adjusted EBITDA	26.7	(13.3)	26.6	40.0	50.1%	99.9%
Adjusted EBITDA Margin	11.0%			12.1%	1.1%

Revenues in SLAD, excluding Venezuela, reached $330.7 million, rising 35.8% in US dollars. Systemwide comparable sales were up 67.8% versus the prior year, about 1.8x the division’s blended inflation in the period. All main markets in the division generated strong topline growth in the quarter. Both off-premise and on-premise sales growth were robust in the period with Drive-thru and Delivery sales up 39% and 45% in constant currency, respectively, and front counter rising 95% in constant currency as well.

Marketing activities in SLAD continued building brand love with Generation Z guests thanks to a “Famous Orders” campaign with Latin pop artist Sebastián Yatra. During the quarter the Company introduced the McCrispy Chicken platform to the menu in Colombia and Chile, where it received strong guest response. The dessert platform also produced encouraging results with the launch of the McFlurry Chocoramo in Colombia. This locally relevant product generated guest excitement and drove unit sales to the highest level ever in Colombia.

As reported Adjusted EBITDA reached $40.0 million, compared with $26.7 million in the prior-year quarter. Adjusted EBITDA margin was 12.1%, or 110 basis points higher than the prior year quarter. Sales growth above inflation and significant operating leverage more than offset the final step-up in the Company’s royalty rate versus the prior year.

12

New Unit Development

Figure 7. Total Restaurants (end of period)

	September 2022	June 2022	March 2022	December 2021	September 2021
Brazil	1,077	1,070	1,061	1,051	1,052
NOLAD	631	628	625	625	626
SLAD	589	588	587	585	585
TOTAL	2,297	2,286	2,273	2,261	2,263

*Includes Company-operated and franchised restaurants at period-end

Figure 8. Restaurant Footprint as of September 30, 2022

	Store Type*		Total Restaurants	Operator		McCafes	Dessert Centers
	FS & IS	MS & FC		Company	Franchised
Brazil	618	459	1,077	647	430	115	1,968
NOLAD	437	194	631	463	168	12	531
SLAD	365	224	589	501	88	162	706
TOTAL	1,420	877	2,297	1,611	686	289	3,205

FS: Freestanding; IS: In-Store; MS: Mall Store; FC: Food Court.

Arcos Dorados opened 15 restaurants during the third quarter of 2022, including 14 freestanding units. In Brazil, the Company opened 9 freestanding restaurants in the period. For the first nine months of 2022, the Company opened 45 new restaurants, including 40 freestanding units. This included 30 restaurant openings in Brazil, with 27 freestanding units opened during the same period.

As of the end of September 2022, the Company was operating 918 Experience of the Future locations offering the most modern and engaging restaurant experience in the region.

The pace of openings and modernizations in 2022 is ahead of the Company’s original guidance, thanks partly to a larger Development team. Moving forward, the team is focused on developing an even more robust openings pipeline and accelerating the implementation of the Company’s growth and modernization plans while meeting or exceeding the historical return on investment.

13

Balance Sheet & Cash Flow Highlights

Figure 9. Consolidated Debt and Financial Ratios

(In thousands of U.S. dollars, except ratios)

	September 30,	December 31,
	2022	2021
Cash & cash equivalents (i)	319,090	278,830
Total Financial Debt (ii)	698,580	657,896
Net Financial Debt (iii)	379,490	379,066
Total Financial Debt / LTM Adjusted EBITDA ratio	1.8	2.4
Net Financial Debt / LTM Adjusted EBITDA ratio	1.0	1.4

(i)	Cash & cash equivalents includes short-term investments.

(ii)	(ii)Total Financial Debt includes short-term debt, long-term debt, accrued interest payable and derivative instruments (including the asset portion of derivatives amounting to $92.2 million and $120.4 million as a reduction of financial debt as of September 30, 2022 and December 2021, respectively).

(iii)	Total financial debt less cash and cash equivalents.

During the third quarter, the Company repurchased a total of $1.3 million, $2.7 million and $2.3 million of the outstanding nominal amount of its 2023 Notes, 2027 Notes and 2029 Notes, respectively. As of September 30, 2022, cash and cash equivalents were $319.1 million and total financial debt (including the value of derivative instruments) was $698.6 million. Net debt was $379.5 million, in-line with the year-end 2021 total.

The net debt to Adjusted EBITDA leverage ratio ended the quarter at a historically low 1.0x as record trailing-twelve-month Adjusted EBITDA and strong cash generation more than offset the modest increase in debt and lower value of the Brazilian-real linked derivative instruments compared with December 31, 2021.

Net cash generated from operating activities for the nine months ended September 30 totaled $235.4 million, up about 70% from last year’s $138.6 million. Cash used in net investing activities totaled $153.8 million, which included capital expenditures of $124.0 million. Net cash used in financing activities was $40.6 million, including $25.3 million corresponding to the payment of the first three installments of the 2022 dividend declared by the Company’s Board of Directors.

14

Recent

Developments

Recent Developments

2027 and 2029 Senior Notes Repurchase

Beginning in October 2022, the Company has repurchased an additional $2.0 million and $10.5 million of the outstanding nominal amount of its 2027 Notes and 2029 Notes, respectively, for an amount equal to $11.7 million plus accrued and unpaid interest.

Third Quarter 2022 Earnings Webcast

A webcast to discuss the information contained in this press release will be held today, November 16, 2022, at 10:00 a.m. ET. In order to access the webcast, members of the investment community should follow this link Arcos Dorados Third Quarter 2022 Results Webcast.

A replay of the webcast will be available later today through March 2023 in the investor section of the Company’s website: www.arcosdorados.com/ir.

Investor Relations Contact Dan Schleiniger VP of Investor Relations Arcos Dorados daniel.schleiniger@mcd.com.uy	Media Contact David Grinberg VP of Corporate Communications Arcos Dorados david.grinberg@mcd.com.uy

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16

Definitions

Systemwide comparable sales growth: refers to the change, measured in constant currency, in our Company-operated and franchised restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer (year-over-year basis). While sales by our franchisees are not recorded as revenues by us, we believe the information is important in understanding our financial performance because these sales are the basis on which we calculate and record franchised revenues and are indicative of the financial health of our franchisee base.

Constant currency basis: refers to amounts calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from this trend analysis. To better discern underlying business trends, this release uses non-GAAP financial measures that segregate year-over-year growth into two categories: (i) currency translation, (ii) constant currency growth. (i) Currency translation reflects the impact on growth of the appreciation or depreciation of the local currencies in which we conduct our business against the US dollar (the currency in which our financial statements are prepared). (ii) Constant currency growth reflects the underlying growth of the business excluding the effect from currency translation.

Excluding Venezuela basis: due to the ongoing political and macroeconomic uncertainty prevailing in Venezuela, and in order to provide greater clarity and visibility on the Company’s financial and operating overall performance, this release focuses on the results on an “Excluding-Venezuela” basis, which is non-GAAP measure.

Adjusted EBITDA: In addition to financial measures prepared in accordance with the general accepted accounting principles (GAAP), within this press release and the accompanying tables, we use a non-GAAP financial measure titled ‘Adjusted EBITDA’. We use Adjusted EBITDA to facilitate operating performance comparisons from period to period.

Adjusted EBITDA is defined as our operating income plus depreciation and amortization plus/minus the following losses/gains included within other operating income (expenses), net, and within general and administrative expenses in our statement of income: gains from sale, equity method investments, or insurance recovery of property and equipment; write-offs of property and equipment; impairment of long-lived assets and goodwill; and reorganization and optimization plan expenses.

We believe Adjusted EBITDA facilitates company-to-company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting net interest expense and other financial charges), taxation (affecting income tax expense) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance. Figures 10 and 11 of this earnings release include a reconciliation for Adjusted EBITDA. For more information, please see Adjusted EBITDA reconciliation in Note 9 – Segment and geographic information – of our financial statements (6-K Form) filed today with the S.E.C.

17

About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories with almost 2,300 restaurants, operated by the Company or by its sub-franchisees, that together employ over 90 thousand people (as of 09/30/2022). The Company also utilizes its Recipe for the Future ESG platform to positively impact the communities in which it operates. Arcos Dorados is listed for trading on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. The forward-looking statements contained herein include statements about the Company’s business prospects, its ability to attract customers, its affordable platform, its expectation for revenue generation and its outlook and guidance for growth and investments in 2022. These statements are subject to the general risks inherent in Arcos Dorados’ business. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Additional information relating to the uncertainties affecting Arcos Dorados’ business is contained in its filings with the Securities and Exchange Commission. The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events.

18

Third Quarter 2022 – Consolidated Results

Figure 10. Third Quarter 2022 Consolidated Results

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	881,586	694,079	2,485,230	1,798,060
Revenues from franchised restaurants	40,117	31,757	115,049	81,588
Total Revenues	921,703	725,836	2,600,279	1,879,648
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(316,368)	(244,527)	(880,804)	(640,541)
Payroll and employee benefits	(165,362)	(125,228)	(487,031)	(349,493)
Occupancy and other operating expenses	(243,208)	(204,293)	(708,082)	(565,226)
Royalty fees	(51,076)	(35,623)	(133,753)	(92,521)
Franchised restaurants - occupancy expenses	(17,181)	(13,342)	(50,044)	(37,321)
General and administrative expenses	(58,638)	(53,522)	(169,172)	(147,840)
Other operating income / (expense), net	4,044	1,442	11,514	15,046
Total operating costs and expenses	(847,789)	(675,093)	(2,417,372)	(1,817,896)
Operating income	73,914	50,743	182,907	61,752
Net interest expense	(3,222)	(14,028)	(35,804)	(39,735)
Gain / (Loss) from derivative instruments	7,578	(809)	(5,258)	(6,190)
Foreign currency exchange results	1,318	(14,909)	9,862	(9,090)
Other non-operating (expenses) / income, net	59	2,439	(49)	2,219
Income before income taxes	79,647	23,436	151,658	8,956
Income tax expense	(32,604)	1,439	(65,411)	(8,749)
Net income	47,043	24,875	86,247	207
Less: Net income attributable to non-controlling interests	(176)	(170)	(396)	(282)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	46,867	24,705	85,851	(75)
Earnings per share information ($ per share):
Basic net income / (loss) per common share	$ 0.22	$ 0.12	$ 0.41	$ (0.00)
Weighted-average number of common shares outstanding-Basic	210,594,545	210,478,322	210,537,894	210,355,905
Adjusted EBITDA Reconciliation
Operating income	73,914	50,743	182,907	61,752
Depreciation and amortization	28,294	31,032	88,934	91,194
Operating charges excluded from EBITDA computation	441	7,512	668	7,428
Adjusted EBITDA	102,649	89,287	272,509	160,374
Adjusted EBITDA Margin as % of total revenues	11.1%	12.3%	10.5%	8.5%

19

Third Quarter 2022 – Consolidated Results Excluding Venezuela

Figure 11. Third Quarter 2022 Consolidated Results – Excluding Venezuela

(In thousands of U.S. dollars, except per share data)

	For Three-Months ended		For Nine-Months ended
	September 30,		September 30,
	2022	2021	2022	2021
REVENUES
Sales by Company-operated restaurants	876,793	691,910	2,473,853	1,793,529
Revenues from franchised restaurants	39,545	31,451	113,664	80,944
Total Revenues	916,338	723,361	2,587,517	1,874,473
OPERATING COSTS AND EXPENSES
Company-operated restaurant expenses:
Food and paper	(314,882)	(243,813)	(876,965)	(639,313)
Payroll and employee benefits	(164,689)	(124,966)	(484,751)	(348,794)
Occupancy and other operating expenses	(241,047)	(203,447)	(702,618)	(562,860)
Royalty fees	(51,076)	(35,623)	(133,753)	(92,521)
Franchised restaurants - occupancy expenses	(17,020)	(13,259)	(49,663)	(37,100)
General and administrative expenses	(57,662)	(52,714)	(166,029)	(145,568)
Other operating income / (expense), net	4,603	1,577	12,571	16,184
Total operating costs and expenses	(841,773)	(672,245)	(2,401,208)	(1,809,972)
Operating income	74,565	51,116	186,309	64,501
Net interest expense	(3,222)	(14,030)	(35,805)	(39,738)
Gain / (Loss) from derivative instruments	7,578	(809)	(5,258)	(6,190)
Foreign currency exchange results	1,456	(14,804)	9,701	(9,317)
Other non-operating (expenses) / income, net	59	2,439	(47)	2,219
Income before income taxes	80,436	23,912	154,900	11,475
Income tax expense	(32,605)	1,438	(65,417)	(8,733)
Net income	47,831	25,350	89,483	2,742
Less: Net income attributable to non-controlling interests	(176)	(170)	(396)	(282)
Net income / (loss) attributable to Arcos Dorados Holdings Inc.	47,655	25,180	89,087	2,460
Earnings per share information ($ per share):
Basic net income per common share	$ 0.23	$ 0.12	$ 0.42	$ 0.01
Weighted-average number of common shares outstanding-Basic	210,594,545	210,478,322	210,537,894	210,355,905
Adjusted EBITDA Reconciliation
Operating income	74,565	51,116	186,309	64,501
Depreciation and amortization	28,022	30,910	88,136	90,737
Operating charges excluded from EBITDA computation	424	7,539	594	7,377
Adjusted EBITDA	103,011	89,565	275,039	162,615
Adjusted EBITDA Margin as % of total revenues	11.2%	12.4%	10.6%	8.7%

20

Third Quarter 2022 – Results by Division

Figure 12. Third Quarter 2022 Consolidated Results by Division

(In thousands of U.S. dollars)

	3Q				FY
	For Three-Months ended		as	Constant	For Nine-Months ended		as	Constant
	September 30,		reported	Currency	September 30,		reported	Currency
	2022	2021	Incr/(Decr)%	Incr/(Decr)%	2022	2021	Incr/(Decr)%	Incr/(Decr)%
Revenues
Brazil	352,798	275,229	28.2%	28.6%	1,022,846	704,219	45.2%	39.6%
NOLAD	232,852	204,669	13.8%	17.6%	659,430	571,694	15.3%	18.5%
SLAD	336,053	245,939	36.6%	70.6%	918,003	603,735	52.1%	81.3%
SLAD - Excl. Venezuela	330,688	243,464	35.8%	68.6%	905,241	598,560	51.2%	78.7%
TOTAL	921,703	725,837	27.0%	39.7%	2,600,279	1,879,648	38.3%	46.6%
TOTAL - Excl. Venezuela	916,338	723,362	26.7%	38.9%	2,587,517	1,874,473	38.0%	45.6%

Operating Income (loss)
Brazil	49,498	36,926	34.0%	35.3%	119,543	57,100	109.4%	101.8%
NOLAD	14,619	12,484	17.1%	24.9%	42,706	26,545	60.9%	69.2%
SLAD	33,470	18,722	78.8%	156.5%	84,141	26,201	221.1%	322.8%
SLAD - Excl. Venezuela	34,121	19,095	78.7%	150.0%	87,543	28,950	202.4%	296.5%
Corporate and Other	(23,673)	(17,389)	-36.1%	-61.9%	(63,483)	(48,095)	-32.0%	-50.2%
TOTAL	73,914	50,743	45.7%	68.3%	182,907	61,751	196.2%	221.7%
TOTAL - Excl. Venezuela	74,565	51,116	45.9%	66.5%	186,309	64,500	188.9%	214.2%

Adjusted EBITDA
Brazil	62,364	52,189	19.5%	20.3%	161,108	99,545	61.8%	55.8%
NOLAD	22,748	22,277	2.1%	7.6%	67,408	55,150	22.2%	27.5%
SLAD	39,683	26,408	50.3%	103.1%	102,936	47,098	118.6%	171.0%
SLAD - Excl. Venezuela	40,045	26,686	50.1%	99.9%	105,466	49,339	113.8%	166.7%
Corporate and Other	(22,146)	(11,583)	-91.2%	-127.3%	(58,943)	(41,418)	-42.3%	-61.8%
TOTAL	102,649	89,291	15.0%	27.8%	272,509	160,375	69.9%	78.4%
TOTAL - Excl. Venezuela	103,011	89,569	15.0%	27.0%	275,039	162,616	69.1%	78.3%

Figure 13. Average Exchange Rate* per Quarter

	Brazil	Mexico	Argentina
3Q22	5.24	20.22	135.61
3Q21	5.23	20.02	97.22

* Local $ per 1 US$

21

Summarized Consolidated Balance Sheets

Figure 14. Summarized Consolidated Balance Sheets

(In thousands of U.S. dollars)

	September 30,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	290,181	278,830
Short-term investment	28,909	—
Accounts and notes receivable, net	92,147	82,180
Other current assets (1)	250,536	179,106
Total current assets	661,773	540,116
Non-current assets
Property and equipment, net	778,525	743,533
Net intangible assets and goodwill	44,686	38,808
Deferred income taxes	67,479	67,802
Derivative instruments	31,368	120,371
Equity method investments	14,242	13,105
Leases right of use assets, net	770,514	763,580
Other non-current assets (2)	81,129	73,942
Total non-current assets	1,787,943	1,821,141
Total assets	2,449,716	2,361,257
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	275,837	269,215
Taxes payable (3)	151,200	137,362
Accrued payroll and other liabilities	112,490	89,923
Other current liabilities (4)	36,282	27,316
Provision for contingencies	2,017	2,140
Financial debt (5)	28,345	12,787
Operating lease liabilities	77,968	79,120
Total current liabilities	684,139	617,863
Non-current liabilities
Accrued payroll and other liabilities	26,178	21,900
Provision for contingencies	37,820	31,946
Financial debt (6)	742,009	754,097
Deferred income taxes	7,070	7,170
Operating lease liabilities	710,296	707,119
Total non-current liabilities	1,523,373	1,522,232
Total liabilities	2,207,512	2,140,095
Equity
Class A shares of common stock	389,393	388,369
Class B shares of common stock	132,915	132,915
Additional paid-in capital	9,180	10,101
Retained earnings	370,444	316,180
Accumulated other comprehensive losses	(640,982)	(607,768)
Common stock in treasury	(19,367)	(19,367)
Total Arcos Dorados Holdings Inc shareholders’ equity	241,583	220,430
Non-controlling interest in subsidiaries	621	732
Total equity	242,204	221,162
Total liabilities and equity	2,449,716	2,361,257

(1)	Includes “Other receivables”, “Inventories”, “Prepaid expenses and other current assets”, “McDonald’s Corporation’s indemnification for contingencies”, and “Derivative Instruments”.

(2)	Includes “Miscellaneous”, “Collateral deposits”, and “McDonald’s Corporation indemnification for contingencies”.

(3)	Includes “Income taxes payable” and “Other taxes payable”.

(4)	Includes “Royalties payable to McDonald’s Corporation” and “Interest payable”.

(5)	Includes “Short-term debt”, “Current portion of long-term debt” and “Derivative instruments”.

(6)	Includes “Long-term debt, excluding current portion” and “Derivative instruments”.

22

Thank you!